UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Cambridge Display Technology, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

132193 10 3 (CUSIP Number)

December 15, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 132193 10 3

1.	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only) Hillman Capital Corporation
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person	5. Sole Voting Power 0 6. Shared Voting Power 4,235,978 7. Sole Dispositive Power 0 8. Shared Dispositive Power 4,235,978

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,235,978
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9) 21.7%
12.	Type of Reporting Person CO

CUSIP No. 132193 10 3

1.	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only) Hillman Capital Management 2000 LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person	5. Sole Voting Power 0 6. Shared Voting Power 4,235,978 7. Sole Dispositive Power 0 8. Shared Dispositive Power 4,235,978

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,235,978
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9) 21.7%
12.	Type of Reporting Person OO

CUSIP No. 132193 10 3

1.	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only) Hillman Capital Management LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person	5. Sole Voting Power 0 6. Shared Voting Power 4,235,978 7. Sole Dispositive Power 0 8. Shared Dispositive Power 4,235,978

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,235,978
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9) 21.7%
12.	Type of Reporting Person OO

CUSIP No. 132193 10 3

1.	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only) Hillman CDT 2000 LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person	5. Sole Voting Power 0 6. Shared Voting Power 4,235,978 7. Sole Dispositive Power 0 8. Shared Dispositive Power 4,235,978

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,235,978
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9) 21.7%
12.	Type of Reporting Person OO

CUSIP No. 132193 10 3

1.	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only) Hillman CDT LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person	5. Sole Voting Power 0 6. Shared Voting Power 4,235,978 7. Sole Dispositive Power 0 8. Shared Dispositive Power 4,235,978

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,235,978
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9) 21.7%
12.	Type of Reporting Person OO

CUSIP No. 132193 10 3

1.	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only) Gerald Paul Hillman
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person	5. Sole Voting Power 0 6. Shared Voting Power 4,235,978 7. Sole Dispositive Power 0 8. Shared Dispositive Power 4,235,978

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,235,978
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9) 21.7%
12.	Type of Reporting Person IN

Item 1	(a)	Name of Issuer:

Cambridge Display Technology, Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

c/o Cambridge Display Technology Limited 2020 Cambourne Business Park Cambourne, Cambridge, England CB3 6DW

Item 2	(a)	Name of Person Filing:

Hillman Capital Corporation Hillman Capital Management 2000 LLC Hillman Capital Management LLC Hillman CDT 2000 LLC Hillman CDT LLC Gerald Paul Hillman

Item 2	(b)	Address of Principal Business Office:

900 Third Avenue, 5th Floor New York, New York 10022

Item 2	(c)	Citizenship:

See Item 4 of the cover pages attached hereto.

Item 2	(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2	(e)	CUSIP Number:

132193 10 3

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership (a) through (c)

	(a)	Amount beneficially owned:

See Item 9 of the attached cover pages.

	(b)	Percent of class:

See Item 11 of the attached cover pages. The figures reported in Item 11 of the attached cover pages are based upon the number of outstanding shares reported in the prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, by Cambridge Display Technology, Inc. on December 17, 2004.

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or direct the vote:

See Item 5 of the attached cover pages.

(ii) Shared power to vote or direct the vote:

See Item 6 of the attached cover pages.

(iii) Sole power to dispose or to direct the disposition:

See Item 7 of the attached cover pages.

(iv) Shared power to dispose or to direct the disposition:

See Item 8 of the attached cover pages.

Hillman Capital Management LLC (“Hillman Capital LLC”) is the sole managing member of Hillman CDT LLC (“Hillman CDT”) and Hillman Capital Management 2000 LLC (“Hillman Capital 2000 LLC”) is the sole managing member of Hillman CDT 2000 LLC (“Hillman CDT 2000”). Hillman Capital Corporation is the sole managing member of each of Hillman Capital LLC and Hillman Capital 2000 LLC.

Hillman CDT and Hillman CDT 2000, due to their common control, could each be deemed to beneficially own each other’s securities. Hillman CDT and Hillman CDT 2000 each disclaim beneficial ownership of all of the securities owned of record by the other and the inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all the reported securities for purposes of Sections 13(d), 13(g) or 16 of the Securities Exchange Act of 1934, as amended (the “Act”), or for any other purposes.

Hillman Capital 2000 LLC and Hillman CDT, due to their common control, could each be deemed to beneficially own each other’s securities. Hillman Capital 2000 LLC disclaims beneficial ownership of all of the securities owned of record by Hillman CDT and the inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all the reported securities for purposes of Sections 13(d), 13(g) or 16 of the Act, or for any other purposes.

Hillman Capital LLC and Hillman CDT 2000, due to their common control, could each be deemed to beneficially own each other’s securities. Hillman Capital LLC disclaims beneficial ownership of all of the securities owned of record by Hillman CDT 2000 and the inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all the reported securities for purposes of Sections 13(d), 13(g) or 16 of the Act, or for any other purposes.

Mr. Hillman is the sole stockholder of Hillman Capital Corporation. Mr. Hillman expressly disclaims beneficial ownership of the securities owned by Hillman CDT and Hillman CDT 2000, and this report shall not be deemed an admission that Mr. Hillman is the beneficial owner of these securities for purposes of Sections 13(d), 13(g) or 16 of the Act, or for any other purposes.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not applicable as this statement is filed pursuant to Rule 13d-1(d).

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: February 14, 2005

HILLMAN CAPITAL CORPORATION
Signature:	*
By:	Gerald Paul Hillman, its sole stockholder

HILLMAN CAPITAL MANAGEMENT 2000 LLC
Signature:	*
By:	Hillman Capital Corporation, its
managing member, by Gerald Paul
Hillman, its sole stockholder

HILLMAN CAPITAL MANAGEMENT LLC
Signature:	*
By:	Hillman Capital Corporation, its
managing member, by Gerald Paul
Hillman, its sole stockholder

HILLMAN CDT 2000 LLC
Signature:	*
By:	Hillman Capital Corporation, its
managing member, by Gerald Paul
Hillman, its sole stockholder

HILLMAN CDT LLC
Signature:	*
By:	Hillman Capital Corporation, its
managing member, by Gerald Paul
Hillman, its sole stockholder

GERALD PAUL HILLMAN
Signature:	*

* By:	/s/ Gerald Paul Hillman
Name:	Gerald Paul Hillman

Exhibit A

JOINT FILING STATEMENT

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree that the Statement on Schedule 13G and any amendments thereto to which this exhibit is attached is filed on behalf of each of them.

Date: February 14, 2005

HILLMAN CAPITAL CORPORATION
Signature:	*
By:	Gerald Paul Hillman, its sole stockholder

HILLMAN CAPITAL MANAGEMENT 2000 LLC
Signature:	*
By:	Hillman Capital Corporation, its
managing member, by Gerald Paul
Hillman, its sole stockholder

HILLMAN CAPITAL MANAGEMENT LLC
Signature:	*
By:	Hillman Capital Corporation, its
managing member, by Gerald Paul
Hillman, its sole stockholder

HILLMAN CDT 2000 LLC
Signature:	*
By:	Hillman Capital Corporation, its
managing member, by Gerald Paul
Hillman, its sole stockholder

HILLMAN CDT LLC
Signature:	*
By:	Hillman Capital Corporation, its
managing member, by Gerald Paul
Hillman, its sole stockholder

GERALD PAUL HILLMAN
Signature:	*

* By:	/s/ Gerald Paul Hillman
Name:	Gerald Paul Hillman